SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Schedule 13G/A

(Rule 13d-102)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT

TO RULES 13d-1(b), (c), AND (d) and AMENDMENTS THERETO

FILED PURSUANT TO 13d-2(b)

(Amendment No. 3)1

PORTAL SOFTWARE, INC.

(Name of Issuer)

COMMON STOCK

(Title of Class of Securities)

736126 10 3

(CUSIP Number)

Initial Public Offering – May 6, 1999

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule to which this Schedule is filed:

☐	Rule 13d-1(b)

☐	Rule 13d-1(c)

☑	Rule 13d-1(d)

1    The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 736126 10 3	13G	Page 2 of 6 Pages

1.	NAME OF REPORTING PERSON(S) I.R.S. IDENTIFICATION NO(S). OF ABOVE PERSON(S) (ENTITIES ONLY) John E. Little

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☑

3.	SEC USE ONLY

4.	CITIZENSHIP OR PLACE OF ORGANIZATION United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH

  5.    SOLE VOTING POWER

        34,695,364 shares held in trust by John E. Little

  6.    SHARED VOTING POWER

        -0-

  7.    SOLE DISPOSITIVE POWER

        33,500,364 shares held in trust by John E. Little

  8.    SHARED DISPOSITIVE POWER

        1,195,000 shares held in trust by John E. Little

9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 34,695,364

10.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES* ☐

11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 19.5%

12.	TYPE OF REPORTING PERSON* IN

*SEE INSTRUCTION BEFORE FILLING OUT!

CUSIP No. 736126 10 3	13G	Page 3 of 6 Pages

Item 1(a)  Name of Issuer:

Portal Software, Inc.

Item 1(b)  Address of Issuer’s Principal Executive Offices:

10200 South De Anza Boulevard

Cupertino, CA 95014

Item 2(a)  Name of Person Filing:

This statement is filed by John E. Little2 (the “Reporting Person.”).

Item 2(b)  Address of Principal Business Office or, if none, Residence:

10200 South De Anza Boulevard

Cupertino, CA 95014

Item 2(c)  Citizenship:

United States.

Item 2(d)  Title of Class of Securities:

Common Stock.

Item 2(e)  CUSIP Number:

736126 10 3

Item 3.	If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), check whether the person filing is a:

(a)	☐	Broker or dealer registered under Section 15 of the Exchange Act.

(b)	☐	Bank as defined in Section 3(a)(6) of the Exchange Act.

2    Mr. Little is the Founder, Chairman of the Board and Chief Executive Officer of the Issuer.

CUSIP No. 736126 10 3	13G	Page 4 of 6 Pages

(c)	☐	Insurance company as defined in Section 3(a)(19) of the Exchange Act.

(d)	☐	Investment company registered under Section 8 of the Investment Company Act.

(e)	☐	An investment advisor in accordance with Rule 13d-1(b)(1)(ii)(E);

(f)	☐	An employee benefit plan or endowment fund in accordance with Rule 13d-1(b)(1)(ii)(F);

(g)	☐	A parent holding company or control person in accordance with Rule 13d-1(b)(1)(ii)(G);

(h)	☐	A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act;

(i)	☐	A church plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act;

(j)	☐	Group, in accordance with Rule 13d1(b)(1)(ii)(J).

If this statement is filed pursuant to Rule 13d-1(c), check this box.    ☐

Not Applicable.

Item 4.	Ownership.

(a) Amount	Beneficially Owned: See Row 9 of cover page.

(b) Percent	of Class: See Row 11 of cover page.

(c) Number	of shares as to which such person has:

(i)	sole power to vote or to direct the vote: See Row 5 of cover page.

(ii)	shared power to vote or to direct the vote: See row 6 of cover page.

(iii)	sole power to dispose or to direct the disposition of: See Row 7 of cover page.

(iv)	shared power to dispose or to direct the disposition of: See row 8 of cover page.

CUSIP No. 736126 10 3	13G	Page 5 of 6 Pages

Item 5.	Ownership of Five Percent or Less of a Class.

Not Applicable.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person.

Not Applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company.

Not Applicable.

Item 8.	Identification and Classification of Members of the Group.

Not Applicable.

Item 9.	Notice of Dissolution of Group.

Not Applicable.

Item 10.	Certification.

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

CUSIP No. 736126 10 3	13G	Page 6 of 6 Pages

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: February 14, 2003

/S/ JOHN E. LITTLE
John E. Little